

| BLIC SHIELD FOCUS | Donnelley Financial | PA8710AC570858 12.1.14 | LSW stafw0sw | 21-Apr-2017 22:44 EST | | 292712 PRO 1 | 7* |
| 333-216485 BLIC FOCU | | | LNF | 06-Mar-2017 17:15 EST | COMP | PS PMT | 1C |

BRIGHTHOUSE SHIELD <u>LEVEL 10</u>^{SM} ANNUITY

Brighthouse Shield <u>Level 10</u>^{SM} Annuity is an individual single premium deferred index-linked <u>separate account</u> annuity contract (the "Contract") issued by Brighthouse Life Insurance Company ("BLIC", "we" or "us").

This Contract is available for use in connection with Non-Qualified Plans, Traditional IRAs and Roth IRAs.

BLIC is located at 11225 North Community House Road, Charlotte, NC 28277. The telephone number is 1-800-343-8496. Brighthouse Securities, LLC, 11225 North Community House Road, Charlotte, NC 28277, is the principal underwriter and distributor of the Contracts.

The Risk Factors for this Contract appear on Page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or the adequacy of this prospectus. Any representation to the contrary is a criminal offense. Mutual funds, annuities and insurance products are not deposits of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the "FDIC") or any other government agency. You may lose money invested in the Contract.

The Contracts may be distributed through broker-dealers that have relationships with banks or other financial institutions or by employees of such banks. However, the Contracts are not deposits or obligations of, or guaranteed by such institutions or any Federal regulatory agency. Investment in the Contracts involves investment risks, including possible loss of principal.

The principal underwriter of the Contract is Brighthouse Securities, LLC. The offering of the Contract is intended to be continuous.

Prospectus dated <u>May 15, 2017</u>

SPECIAL TERMS

In this prospectus, the following capitalized terms have the indicated meanings:

Account Value.   The total of the Fixed Account Value and the value of the Shield Option(s) under the Contract during the Accumulation Period.

Accrued Cap Rate.   The portion of the Cap Rate that has accrued from the Term Start Date to any day within the Term. This is the maximum Index Performance that may be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is greater than zero. The Accrued Cap Rate is equal to the Cap Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term.

Accrued Shield Rate.   The portion of the Shield Rate that has accrued from the Term Start Date to any day within the Term. This is the amount that will be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is less than zero. The Accrued Shield Rate is equal to the Shield Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term.

Accrued Step Rate.   The portion of the Step Rate that has accrued from the Term Start Date to any day within the Term. This is the rate that will be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is equal to or greater than zero. The Accrued Step Rate is equal to the Step Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term.

Accumulation Period.   The period prior to the Annuity Date.

Annuitant.   The natural person(s) listed on the Contract Schedule on whose life Income Payments are based. Any reference to Annuitant will also include any Joint Annuitant under an Annuity Option.

Annuity Date.   A date on which you choose to begin receiving Income Payments. If we agree, you may change the Annuity Date, subject to certain requirements. If you do not choose an Annuity Date, the Annuity Date will be the Annuity Date indicated on the Contract Schedule.

Annuity Service Office.   The office indicated on the Contract Schedule to which notices and requests must be sent, or as otherwise changed by Notice from us.

BLIC ("we," "us," "our").   Brighthouse Life Insurance Company.

Beneficiary.   The person(s) or entity(ies) you name to receive a death benefit payable under the Contract upon the death of the Owner or a Joint Owner, or in certain circumstances, an Annuitant.

Brighthouse Securities.   Brighthouse Securities, LLC.

Business Day.   Our "business day" is generally any day the NYSE is open for regular trading. For purposes of administrative requests and transactions, a Business Day ends at 4:00 PM Eastern Standard Time. If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a Business Day.

Cap Rate.   The maximum rate that may be credited at the Term End Date based on Index Performance. The Cap Rate may vary between Shield Options and is an annual rate.

Code.   The Internal Revenue Code of 1986, as amended, and all related laws and regulations, which are in effect during the term of the Contract.

Contract.   The legal agreement between you and BLIC. It contains relevant provisions of your deferred annuity.

Contract Anniversary.   An anniversary of the Issue Date of the Contract.

Contract Schedule.   The schedule attached to your Contract.

Contract Year.   A one-year period starting on the Issue Date and on each Contract Anniversary thereafter.

Death Benefit Amount.   The standard death benefit is the greater of the Account Value or your Purchase Payment (reduced proportionally by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge)) determined as of the end of the Business Day on which we have received Notice of due proof of death and an acceptable election for the payment method.

Exchange Act.   Securities Exchange Act of 1934, as amended.

FDIC.   Federal Deposit Insurance Corporation.

FINRA.   Financial Industry Regulatory Authority.

Fixed Account.   An account, if available, that consists of all of the assets under the Contract other than those in the Separate Account. You may allocate your Purchase Payment or transfer your Investment Amount to the Fixed Account. The Fixed Account is part of the General Account assets of BLIC.

Fixed Account Value.   The initial Fixed Account Value is the amount of your Purchase Payment initially allocated to the Fixed Account. Thereafter, the Fixed Account Value equals: (a) the initial Fixed Account Value or the Fixed Account Value on the most recent Contract Anniversary, including any transfers, whichever is applicable; plus (b) any interest credited by us; less (c) the amount of any withdrawals including any Withdrawal Charges; and less (d) any Premium or Other Taxes, if applicable.

Free Look.   If you change your mind about owning the Contract, you can cancel it within a certain time period after receiving it. This is known as a "Free Look." Not all Contracts issued are subject to Free Look provisions under state law. We ask that you submit your request to cancel in writing, signed by you, to us (e.g., the Annuity Service Office) or to the agent who sold it. When you cancel the Contract within this Free Look period, we will not assess a Withdrawal Charge. Unless otherwise required by state law, you will receive whatever your Contract is worth on the day that we receive your cancellation request. The amount you receive may be more or less than your Purchase Payment depending upon the Shield Options you allocated your Purchase Payment to during the Free Look period. This means that you bear the risk of any decline in the Account Value of your Contract during the Free Look period. We do not refund any charges or deductions assessed during the Free Look period. In certain states, we are required to give back your Purchase Payment if you decide to cancel your Contract during the Free Look period.

Free Withdrawal Amount.   The Free Withdrawal Amount in the first Contract Year is zero. Thereafter, the Free Withdrawal Amount each Contract Year is equal to 10% of your Account Value as of the prior Contract Anniversary, less the total amount withdrawn from the Account Value in the current Contract Year. The Free Withdrawal Amount is non-cumulative and is not carried over to other Contract Years.

General Account.   Comprised of BLIC's assets, other than assets in any separate accounts it may maintain.

Good Order.   A request or transaction generally is considered in "Good Order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone) along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes to the extent applicable to the transaction: your completed application; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Shield Options, or the Fixed Account if applicable, affected by the requested transaction; the signatures of all Contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to purchase payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your sales representative before submitting the form or request.

Income Payments.   A series of payments made by us during the Income Period, which we guarantee as to dollar amount.

Income Period.   A period starting on the Annuity Date during which Income Payments are payable.

Index (Indices).   We currently offer Shield Options based on Securities Indices. In the future we may offer Shield Options based on other types of Indices. We may also add other indices for new Contracts at our discretion.

Index Performance.   The percentage change in the Index Value measured from the Term Start Date to any day, including the Term End Date, within the Term. Index Performance can be positive, zero or negative.

Index Value.   The Index Value of an Index, on a Business Day, is the published closing value of the Index on that Business Day. The Index Value on any day that is not a Business Day is the value as of the prior Business Day.

Interest Rate Term.   The length of time over which the current Fixed Account interest rate is guaranteed. No Interest Rate Term will extend beyond the Annuity Date. The minimum Interest Rate Term depends on the date your Contract is issued but will not be less than one (1) year.

Accrued Cap Rate or Accrued Step Rate. On the Term End Date, this adjustment is based on the Performance Rate. This adjustment can be positive, zero or negative. When the Performance Rate Adjustment is positive we may also refer to this adjustment as "earnings." When the Performance Rate Adjustment is negative we may also refer to this adjustment as "losses."

Premium Tax. The amount of tax, if any, charged by the state or municipality.

Purchase Payment. The amount paid to us under the Contract as consideration for the benefits it provides.

Rate Crediting Type. Either the Cap Rate or the Step Rate.

RMD. Required Minimum Distribution.

SEC. Securities and Exchange Commission.

Securities Indices. Indices based on the performance of securities.

Separate Account. The separate account is Brighthouse Separate Account SA.

Shield 10. The Contract provides downside protection through the Shield 10, which is a Shield Rate where negative Index Performance of up to 10% of your Investment Amount is absorbed by us at the Term End Date, which would leave you to absorb any remaining negative Index Performance of up to 90% of your Investment Amount.

Shield Rate. The amount of any negative Index Performance that is absorbed by us at the Term End Date. Any negative Index Performance beyond the Shield Rate will reduce the Investment Amount associated with the Shield Option. The Shield Rate is an annual rate. We currently offer Shield 10.

Shield Option. You may allocate your Purchase Payment or transfer your Investment Amount to one or more of the available Shield Options. Each Shield Option offered through this Contract has a Term of 1 year and the Shield 10 Shield Rate. For each Term, you select (i) which Securities Index you want the performance of your Contract to be based on and (ii) the Rate Crediting Type.

Step Rate. The rate credited at the Term End Date if the Index Performance is equal to or greater than zero. The Step Rate may vary between Shield Options and is an annual rate.

Surrender. A full withdrawal of your Account Value.

Term. The Term is the number of years that the Shield Option is in effect. We currently offer Terms of 1 year. The Initial Term begins on the Issue Date.

Term End Date. The Contract Anniversary on which a Shield Option ends.

Term Start Date. The Contract Anniversary on which a Shield Option is established. The initial Term Start Date begins on the Issue Date, and thereafter, the Term Start Date will be each Contract Anniversary.

Transfer Period. The five (5) calendar days following the Contract Anniversary coinciding with the Term End Date for each applicable Shield Option and/or the Interest Rate Term End Date for the Fixed Account, during the Accumulation Period.

Withdrawal Charge. A charge applied to the percentage of the amount withdrawn from your Account Value in a Contract Year in excess of the Free Withdrawal Amount.

SUMMARY

The Brighthouse Shield Level 10^{SM} Annuity is an individual single premium deferred index-linked separate account annuity contract (the "Contract") issued by BLIC, that provides for the potential accumulation of retirement savings. The Contract is intended for retirement or other long term investment purposes.

The Contract offers various Shield Options, which permit Owners to potentially receive interest equal to the percentage returns of certain Securities Indices, up to a Cap Rate or Step Rate, with a guarantee against negative returns—a guarantee we call a "Shield Rate." We currently offer Shield Options based on Securities Indices. Each Shield Option has a Term of 1 year in length and the Shield 10 Shield Rate. For each Term, you select which Securities Index you want the performance of your Contract to be based on, and whether you want your Contract performance based on the Cap Rate or Step Rate. A Fixed Account that guarantees a fixed rate of interest may also be available. **Unless you allocate your Purchase Payment to the Fixed Account, you may lose money by investing in the Contract.**

The Cap Rate and Step Rate (each, a "Rate Crediting Type") are the two ways we offer that you can potentially receive interest based on the upside performance of an Index. The Cap Rate is the maximum rate that may be credited at the Term End Date based on Index Performance and the Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero.

You may withdraw a portion or all of your Account Value at any time until you commence receiving Income Payments, subject to an adjustment to the Investment Amounts. Depending on the performance of the Indices you choose, this adjustment may be substantial. Withdrawal Charges may also apply.

The Contract is available only in those states where it has been approved for sale.

When you purchase the Contract, the death benefit will be the greater of your (i) Account Value or (ii) Purchase Payment, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge).

Like all annuity contracts the Contract offers a range of annuity options, which provide Income Payments for your lifetime.

See "SPECIAL TERMS" in this prospectus for more detailed explanations of the terms associated with the Shield Options.



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| BLIC SHIELD FOCUS | Donnelley Financial | PA8710AC570858 12.1.14 | LSW stafw0sw | 21-Apr-2017 22:51 EST | | 292712 PRO 11 | 6* |
| 333-216485 BLIC FOCU | | | LNF | 06-Mar-2017 17:15 EST | COMP | PS PMT | 1C |

RISK FACTORS

The purchase of the Contract involves certain risks. You should carefully consider the following factors, in addition to the matters set forth elsewhere in the prospectus, prior to purchasing the Contract.

Risk of loss

There is a risk of substantial loss of your principal (unless you allocated your Purchase Payment to the Fixed Account) because you agree to absorb all losses that exceed the Shield Rate. This means that if a negative Index Performance for a Shield Option you select exceeds the Shield Rate at the Term End Date, you will bear the portion of the loss that exceeds the Shield Rate.

No ownership of the underlying securities

When you purchase the Contract and allocate your Purchase Payment to a Shield Option(s), you will not be investing in the Index for the Shield Options you select or in a mutual fund or exchange traded fund that tracks the Index for the Shield Options you select. Your Performance Rate Adjustment for a Shield Option is limited by a Cap Rate or Step Rate, which means your Investment Amount will be lower than if you had invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index and the performance is greater than your Cap Rate or Step Rate.

Withdrawal Charges

You may withdraw some or all of your money at any time prior to the Annuity Date; however, any applicable Withdrawal Charge is calculated as a percentage of the amount withdrawn. After the first Contract Year, the Contract provides for a limited free access to your money, called the Free Withdrawal Amount. If you withdraw an amount that is greater than the Free Withdrawal Amount for your Contract, you may be subject to a Withdrawal Charge which will reduce the amount that is payable to you. For example, assume you make a $100,000 Purchase Payment at Contract issue. If your Account Value is $80,000 in the beginning of the sixth (6th) Contract Year and you take a full withdrawal from your Contract, the Free Withdrawal Amount is $8,000 (10% of $80,000) and a Withdrawal Charge percentage of 3% is applied to the remaining amount. This is a 3% reduction of your Account Value, less the Free Withdrawal Amount ($72,000 = $80,000–$8,000). The Withdrawal Charge would be $2,160 (3% of $72,000). This results in a cash value of $77,840 paid to you ($77,840 = $80,000–$2,160). If you make a withdrawal before a Term End Date, a Performance Rate Adjustment, as of the date of the withdrawal, will apply. A Performance Rate Adjustment may result in a loss that is greater than the Accrued Shield Rate when Index Performance is negative on the date of the withdrawal. Performance Rate Adjustments, at the time of the withdrawal, may decrease the amount that is payable to you.

Effect of Withdrawals or Annuitization

The method we use in calculating your Interim Value may result in an amount that is less than the amount you would receive had you held the investment until the Term End Date. If you take a withdrawal when Index Performance is negative, your remaining Investment Amount may be significantly less than if you waited to take the withdrawal when Index Performance was positive.

- If you take a withdrawal, including RMDs, your Account Value will be reduced by the amount withdrawn proportionately from your Shield Options and Fixed Account unless you tell us from which options, in which you currently have any Account Value, where the withdrawal should be taken.

- If you make a withdrawal or Surrender your Contract prior to the Term End Date, we will pay the Interim Value, which may be less than if you held the Contract until all of your Shield Options reached their Term End Dates.

- If your Contract is annuitized prior to a Term End Date, we will use the Interim Value to calculate the Income Payments you will receive based on the applicable Annuity Option. In deciding on an Annuity Date, you should take into consideration the Term End Dates of your Shield Options relative to the Annuity Date you have chosen.

- The calculation of the Interim Value will be based on Index Performance and the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate as of the date of the calculation. The Shield Rate, Cap Rates and Step Rates accrue during the Term and only reach full accrual on the last day of a Term. If negative Index Performance is constant during the Term, the Interim Value will be lower the earlier a withdrawal is



| BLIC SHIELD FOCUS | Donnelley Financial | PA8710AC564811 12.1.14 | LSW allik0sw | 20-Apr-2017 16:57 EST | | 292712 PRO 15 | 5* |
| 333-216485 BLIC FOCU | | ■ LNF | | 06-Mar-2017 17:15 EST | COMP | PS   PMT | 1C |

positive or negative percentage or zero. You may allocate your Purchase Payment to one or more of the available Shield Options and the Fixed Account. Based upon the Index Performance of the Index associated with the Shield Option, a Performance Rate Adjustment will be applied to the Investment Amount in that Shield Option on any day during the Term that you make a withdrawal from the Shield Option, Surrender your Contract, annuitize your Contract, a Death Benefit is paid or the Term ends. Given that Index Performance may be positive, zero or negative, your Performance Rate Adjustment may be positive, zero or negative. It is possible for you to lose a portion of the Purchase Payment and any earnings invested in the Contract. The Performance Rate Adjustment is based on a certain amount of protection against decreases in an Index Value and a limitation on potential interest based on an Index Value. If you access amounts in the Shield Options before the Term End Date, we will instead calculate an Interim Value on each Business Day between the Term Start Date and the Term End Date. (See "Interim Value Calculation.")

You have the opportunity to allocate your Investment Amount to any of the Shield Options described below, subject to the requirements, limitations and procedures disclosed in the prospectus. We are not obligated to offer any one particular Shield Option and your selling firm may limit the Shield Options available through that firm when your Contract is issued. After the Contract is issued, there will always be at least one Shield Option available. Each Shield Option has (i) a Term of 1 year, (ii) an associated Index, (iii) the Shield 10 Shield Rate and (iv) a Rate Crediting Type you select.

The following chart lists the Shield Options (each of which is issued with a Cap Rate unless otherwise noted) currently available:

SHIELD OPTIONS	
TERM	INDEX
SHIELD 10 (up to 10% downside protection)	
1 Year	S&P 500® Index S&P 500® Index Step Rate Russell 2000® Index Russell 2000® Index Step Rate MSCI EAFE Index MSCI EAFE Index Step Rate

The Indices are described in more detail below, under the heading "Indices." For each new Shield Option we declare a new Cap Rate or a new Step Rate, as applicable, for each Term. The initial Cap Rate or Step Rate, as applicable, for each Shield Option is declared on the Issue Date. Thereafter the Cap Rate or Step Rate, as applicable, for each subsequent Shield Option is declared for each subsequent Term. See "Cap Rate" and "Step Rate".

A Shield Option will always be available; however, we reserve the right to change the duration of any new Shield Options, stop offering any of the Shield Options or suspend offering any of the Shield Options temporarily. We may also add Shield Options in the future. All Shield Options may not be available in all states.


TERM


The Term is the number of years that a Shield Option is in effect. For all Shield Options we currently offer Terms of 1 year. An initial Term begins on the Issue Date. A Term ends and a subsequent Term begins on each Contract Anniversary.

Term Start Date

Each Shield Option will have a Term Start Date, which is the Contract Anniversary on which a Shield Option is established. The initial Term Start Date begins on the Issue Date, and thereafter, the Term Start Date will be on each Contract Anniversary.

Term End Date

Each Shield Option will have a Term End Date, which is the Contract Anniversary on which a Shield Option ends. We will send you written Notice thirty (30) days in advance of the maturing Shield Options in which you are currently invested. At the Term End Date, the Investment Amount allocated to the Shield Option that has reached its Term End Date will automatically be renewed into the same Shield Option unless you instruct us to transfer such amount into a different Shield Option(s) or the Fixed Account. If the same Shield Option is no longer available at the Term End Date, the Investment Amount will automatically transfer into the Fixed Account at the Term End Date,



| BLIC SHIELD FOCUS | Donnelley Financial | PA8710AC570858 12.1.14 | LSW stafw0sw | 21-Apr-2017 23:03 EST | | 292712 PRO 17 | 5* |
| 333-216485 BLIC FOCU | | | LNF | 06-Mar-2017 17:15 EST | COMP | PS   PMT | 1C |

Index Performance

The Performance Rate of a Shield Option is based on the performance of an Index. Index Performance is the percentage change in an Index Value measured from the Term Start Date to any day, including the Term End Date, within the Term. The Index Performance can be positive, zero or negative.

SHIELD RATES

The Shield Rate is accrued from the Term Start Date to the Term End Date, and the full Shield Rate only applies if you hold the Shield Option until the Term End Date. The Shield Rate for each Shield Option is the amount of any negative Index Performance that is absorbed by us at the Term End Date. Any negative Index Performance beyond the Shield Rate will reduce the Investment Amount. **You should also keep in mind that if Index Performance is negative, the Performance Rate can never be greater than zero.**

We currently offer Shield 10 (up to 10% downside protection). For example, a -15% Index Performance with a 10% Shield Rate will result in a -5% Performance Rate.

RATE CREDITING TYPES

Cap Rate

The Cap Rate is the maximum rate that may be credited at the Term End Date based on Index Performance. For example, a 15% Index Performance with a 10% Cap Rate will result in a 10% Performance Rate; or, a 5% Index Performance with a 10% Cap Rate will result in a 5% Performance Rate. **The Cap Rate may vary between Shield Options and is an annual rate.** The Cap Rate is measured from the Term Start Date to the Term End Date, and the full Cap Rate only applies if you hold the Shield Option until the Term End Date. For renewals into the same Shield Option a new Cap Rate is declared for each subsequent Term, and such rate will not be less than the Minimum Guaranteed Cap Rate (2%). A thirty (30) day advance written Notice will be mailed to you indicating your maturing Shield Options and how you can obtain the new Cap Rates and Step Rates for the available Shield Options and the interest rate for the Fixed Account. At the Term End Date, the Investment Amount will automatically be renewed into the same Shield Option, with the new Cap Rate, unless you elect to transfer such amount into a different Shield Option(s) or the Fixed Account. See "TRANSFERS."

Step Rate

The Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero. For example, a 15% Index Performance with a 8% Step Rate will result in a 8% Performance Rate; or, a 5% Index Performance with a 8% Step Rate will result in a 8% Performance Rate. The Step Rate is measured from the Term Start Date to the Term End Date, and the full Step Rate only applies if you hold the Shield Option until the Term End Date. **The Step Rate may vary between Shield Options and is an annual rate.** For renewals into the same Shield Option a new Step Rate is declared for each subsequent Term, and such rate will not be less than Minimum Guaranteed Step Rate (1.5%). A thirty (30) day advance written Notice will be mailed to you indicating your maturing Shield Options and how you can obtain the new Step Rates and Cap Rates for the available Shield Options and the interest rate for the Fixed Account. At the Term End Date, the Investment Amount will automatically be renewed into the same Shield Option, with the new Step Rate, unless you elect to transfer such amount into a different Shield Option(s) or the Fixed Account. See "TRANSFERS."

In deciding whether to purchase a Shield Option with a Cap Rate or a Step Rate, you should consider that Step Rates are generally lower than Cap Rates. If Index Performance is equal to or greater than zero but less than the Step Rate, and you chose a Cap Rate for your Shield Option, your Performance Rate Adjustment will be lower than it otherwise would be had you chosen a Step Rate. Alternatively, if the Index Performance is positive and exceeds the Step Rate, and you chose a Step Rate for your Shield Option, your Performance Rate Adjustment will be lower than it would otherwise be had you chosen a Cap Rate. For example, if you chose a Shield Option with a 10% Cap Rate and there is a 15% Index Performance, your Performance Rate is 10%; however, if instead you were to choose a Shield Option with an 8% Step Rate, your Performance Rate would instead be 8%. Alternatively, if you chose a Shield Option with a 10% Cap Rate and there is a 0% Index Performance your Performance Rate is 0%; however, if instead you were to choose a Shield Option with an 8% Step Rate, your Performance Rate would be 8%.

EXAMPLES

Example 1 set forth below, as well as Examples 2-4 found throughout this prospectus, are intended to illustrate how various features of your Contract work. The examples will use hypothetical "Owner 1" to illustrate the following concepts:

Example 1—Calculating your Investment Amount on a Term End Date (See below.)
Example 2—Calculating your Interim Value (See "INTERIM VALUE CALCULATION.")
Example 3—Withdrawals (See "WITHDRAWAL PROVISIONS.")
Example 4—Transfers (See "TRANSFERS.")

These examples should not be considered a representation of past or future performance for any Shield Option. Actual performance may be greater or less than those shown in the examples. Similarly, the Index Values in the examples are not an estimate or guarantee of future Index Performance.

The rates for the Rate Crediting Types shown in the following examples are for illustrative purposes only and may not reflect actual declared rates.

Values are rounded for display purposes only.

Example 1—Calculating your Investment Amount on a Term End Date

Examples 1A and 1B are intended to show how the Investment Amount on a Term End Date is calculated. In both examples assume Owner 1 allocates her $50,000 Purchase Payment into a 1-Year Term / Shield 10 / S&P 500® Index and she allows her allocation to renew year to year for five years. In Example 1A she has selected the Shield 10 S&P 500® Index with a Cap Rate of 10%. In Example 1B she has selected the Shield 10 S&P 500® Index with a Step Rate of 8%. For purposes of both examples, assume no withdrawals are made during the five year example period, the Example 1A Cap Rate stays at 10% for all five years and the Example 1B Step Rate stays at 8% for all five years. If a withdrawal were made, a Withdrawal Charge during all 5 Contract Years as well as an Interim Value calculation may apply, and consequently the Investment Amount for the Term would be adjusted accordingly.

Example 1A—Shield Option with Cap Rate:

Owner 1 allocates her $50,000 Purchase Payment into a 1-Year Term / Shield 10 / S&P 500® Index with a Cap Rate of 10% and lets it renew year after year for five years. The following example illustrates how her initial $50,000 Purchase Payment could perform over a five-year period given fluctuating Index Values. For renewals into the same Shield Option a new Cap Rate would be declared and go into effect on the Contract Anniversary that coincides with the beginning of the new Shield Option.





200FNuey0trRZG#qpL

| BLIC SHIELD FOCUS | Donnelley Financial | PA8710AC564810 12.1.14 | LSW marka0sw | 20-Apr-2017 10:27 EST | 292712 PRO 24 | 4* |
| 333-216485 BLIC FOCU | | | LNF | 06-Mar-2017 17:15 EST   COMP | PS   PMT | 1C |

Example 2B—Negative Index Performance:

Term Start Date	
Investment Amount	$50,000
Shield Rate	Shield 10
Cap Rate	10%
Index Value	500
Interim Value Calculation Halfway Through Term	
Index Value	400
Index Performance[(1)]	−20%
Accrued Shield Rate[(2)]	5%
Performance Rate[(3)]	−15%
Performance Rate Adjustment[(4)]	−$7,500
Interim Value[(5)]	$42,500

Notes to the table above:

[(1)]   Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Interim Value calculation. Therefore the Index Performance is calculated as follows:

(400 [Index Value on date of Interim Value calculation] — 500 [Index Value at Term Start Date]) ÷ 500 [Index Value at Term Start Date]) = −20%

[(2)]   The Accrued Shield Rate is equal to the Shield Rate multiplied by the number of days elapsed since the Term Start Date divided by the total number of days in the Term. The Accrued Shield Rate is calculated as follows:

10% [Shield Rate] x 183 [number of days elapsed since the Term Start Date] ÷ 365 [total number of days in the Term] = 5%

[(3)]   The Performance Rate is −15% because the Index Performance is −20% and the Accrued Shield Rate of 5% absorbs up to 5% of the negative Index Performance.

[(4)]   The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) multiplied by the Performance Rate. The Performance Rate Adjustment is calculated as follows:

$50,000 [Investment Amount at Term Start Date] x −15% [Performance Rate] = −$7,500

[(5)]   The Interim Value is equal to the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) plus the Performance Rate Adjustment. The Interim Value is calculated as follows:

$50,000 [Investment Amount at Term Start Date] + −$7,500 [Performance Rate Adjustment] = $42,500

YOUR ACCOUNT VALUE

Your Account Value is the total of the Fixed Account Value and the value of the Shield Option(s) under your Contract during the Accumulation Period.

WITHDRAWAL PROVISIONS

Prior to the Annuity Date, you may, upon Notice to us, request a full or a partial withdrawal and we will withdraw that amount from your Account Value (the "Withdrawal Amount"). A withdrawal will result in a reduction to the Investment Amount in each Shield Option and the Fixed Account in the ratio that each Shield Option and the Fixed Account bears to the total Account Value, unless you instruct us otherwise. The amount payable to you will be a net amount equal to the Withdrawal Amount adjusted for any applicable Withdrawal Charge, and Premium and Other Taxes. If applicable, the Withdrawal Charge is applied to the Withdrawal Amount that is in excess of the applicable Free Withdrawal Amount.

The total Withdrawal Amount from the Account Value must not be less than the Minimum Partial Withdrawal Amount ($500). If the withdrawal would result in the Account Value being less than the Minimum Account Value ($2,000), we will treat the withdrawal request as a request for a full withdrawal.

If you request a full or partial withdrawal, the Withdrawal Amount after adjustments for any Withdrawal Charge will result in our paying you a net amount. The net amount payable to you is equal to (a)-(b)-(c), where:

(a) is the amount withdrawn from the Account Value, and

(b) is the Withdrawal Charge, and

(c) is the Premium and Other Taxes, if any.

Since the Withdrawal Amount will reduce the Investment Amount for each Shield Option by the percentage reduction in the Interim Value of such Shield Option (i.e., a proportionate reduction), a withdrawal when Index Performance is negative will cause a greater percentage reduction in the remaining Investment Amount relative to the percentage reduction for the same Withdrawal Amount when Index Performance is positive. For example, assume you make a $100,000 Purchase Payment at Contract issue and allocate the Purchase Payment equally to two Shield Options so that each starts with $50,000. This amount is the initial Investment Amount. Assume in 6 months Shield Option A has an Interim Value of $65,000 and Shield Option B has an Interim Value of $45,000. Assume at this time you decide to make a withdrawal of $20,000. If the withdrawal is taken completely from Shield Option A, the reduction in the Interim Value is 30.77% ($20,000 ÷ $65,000). The Investment Amount for Shield Option A would then be reduced to $34,615.38 ($50,000 x (1-30.77%)). The total Investment Amount is then $84,615.38 ($34,615.38 + $50,000). If the entire withdrawal is taken from Shield Option B, the reduction in the Interim Value is 44.44% ($20,000 ÷ $45,000). The Investment Amount for Shield Option B would be reduced to $27,777.78 ($50,000 x (1-44.44%)). The total Investment Amount is then $77,777.78 ($50,000 + $27,777.78).

The remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the Term until the Term End Date for that Shield Option. A partial withdrawal from a Shield Option does not affect the Cap Rate or Step Rate, as applicable, and the Shield Rate that will apply to the remaining Investment Amounts that are held in the Shield Option through the Term End Date.

After receipt of a Notice of withdrawal from you, we reserve the right to defer payment for a withdrawal for the period permitted by applicable law but not more than six (6) months.

Divorce. A withdrawal made pursuant to a divorce or separation agreement is subject to the same Withdrawal Charge provisions described in this section, if permissible under tax law. In addition, the withdrawal will reduce the Account Value and the death benefit. The withdrawal could have a significant negative impact on the death benefit.

Withdrawal Charge

We impose a Withdrawal Charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Period, you can make a partial or complete withdrawal from your Contract.

The Withdrawal Charge is the percentage of the amount withdrawn from the Account Value in a Contract Year in excess of the Free Withdrawal Amount.

The Withdrawal Charge is calculated at the time of each withdrawal in accordance with the following:

Number of Complete Contract Years since Issue Date	Withdrawal Charge percentage
0	7%
1	7%
2	6%
3	5%
4	4%
5	3%
6 or more	0%

Note: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.

When No Withdrawal Charge Applies

In some cases we will not charge you the Withdrawal Charge when you make a withdrawal. We may, however, ask you to prove that you meet any of the following conditions:

(i) Maturity of the Contract;

(ii) Payment of the death benefit;

(iii) Application of your Account Value to an Annuity Option;

(iv) If the withdrawal is to avoid required Federal income tax penalties or to satisfy Federal income tax rules concerning minimum distribution requirements that apply to your Contract, except for RMDs on a decedent Roth IRA. For purposes of this exception, we assume that the Contract is the only contract or funding vehicle from which distributions are required to be taken and we will ignore all other Account Values;

(v) If you properly "recharacterize" as permitted under Federal tax law your Traditional IRA Contract or Roth IRA Contract issued by us;

(vi) If we agree in writing that none will apply. For example, if you transfer your Account Value to another approved annuity contract issued by us or one of our affiliates;

(vii) Withdrawals pursuant to either the Nursing Home Exception or the Terminal Illness Exception (see below); or

(viii) Withdrawals up to the Free Withdrawal Amount.

Nursing Home Exception/Terminal Illness Exception. After the first Contract Year, a Withdrawal Charge which would otherwise apply to a withdrawal will be waived, if you, or your Joint Owner:

- (Nursing Home Exception) Has been a resident of certain nursing home facilities or a hospital for a minimum of 90 consecutive days or for a minimum total of 90 days where there is no more than a 6-month break in that residency and the residencies are for related causes, where you have exercised this right no later than 90 days after exiting the nursing home facility or hospital. The confinement must be prescribed by a physician and be medically necessary. Not available in California, Connecticut, Massachusetts and South Dakota; or

- (Terminal Illness Exception) Is diagnosed with a terminal illness and not expected to live more than 12 months (a physician certifies to your illness and life expectancy) and you were not diagnosed with the terminal illness as of the date we issued your Contract. Not available in California, Connecticut, Texas, Massachusetts and Washington.

If approved in your state, these Contract features are available regardless of your age on the Contract Issue Date and terminate on the Annuity Date. These Contract features are free of charge. Additional conditions and requirements apply and are specified in the rider(s) that are part of your Contract.

Free Withdrawal Amount.   After the first Contract Year, you may withdraw a portion of your Account Value free from any Withdrawal Charge. The Free Withdrawal Amount each Contract Year is equal to 10% of your Account Value as of the prior Contract Anniversary, less the total amount withdrawn from the Account Value in the current Contract Year. The Free Withdrawal Amount is non-cumulative and is not carried over to other Contract Years.

Example 3—Withdrawals

Examples 3A and 3B are intended to show how withdrawals work. In both examples assume that Owner 1 allocates her $50,000 Purchase Payment to the 1-Year Term / Shield 10 / S&P 500® Index with a Cap Rate of 10%. Example 3A will illustrate a withdrawal when Index Performance is positive and assumes no Withdrawal Charge applies due to a Withdrawal Charge waiver. Example 3B will illustrate a withdrawal when Index Performance is negative and a 7% Withdrawal Charge is applied. In both examples, Owner 1 takes only one $20,000 withdrawal exactly halfway through the Term. The remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the Term until the Term End Date for that Shield Option (assuming no additional withdrawals).

BLIC SHIELD FOCUS	Donnelley Financial	PA8710AC570858 12.1.14	LSW stafw0sw	**21-Apr-2017 23:13 EST**	**292712 PRO 31** 6*
333-216485 BLIC FOCU		■ LNF		**06-Mar-2017 17:15 EST** COMP	PS PMT 1C

200FNuey0u5LjK&HU

DEATH BENEFITS

If you die during the Accumulation Period, we will pay a death benefit to your Beneficiary (or Beneficiaries). The standard death benefit for your Contract is described below.

We will require both due proof of death and an acceptable election for the payment method before any death benefit is paid. Our obligations are subject to all payments made and actions taken by us before our receipt of Notice of due proof of death. Any death benefit will be paid in accordance with applicable law or regulations governing death benefit payments. (See "General Death Benefit Provisions" below.)

Standard Death Benefit

The death benefit will be the greater of:

(1) your Account Value; or

(2) your Purchase Payment, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge).

If a non-natural person owns the Contract, then the Annuitant will be deemed to be the Owner for purposes of determining the Death Benefit Amount. If Joint Owners are named, the age of the oldest Joint Owner will be used to determine the Death Benefit Amount.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the Death Benefit Amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge) made after such date."

In the event that a Beneficiary who is the spouse of the Owner elects to continue the Contract in his or her name after the Owner dies, the Death Benefit Amount will be determined in accordance with (1) or (2) above.

The Death Benefit Amount cannot be withdrawn as a lump sum prior to the death of the Owner (or Annuitant where the Owner is a non-natural person).

The current Death Benefit Amount will appear on any reports that are sent to you.

The death benefit terminates (a) upon termination of the Contract; (b) when the entire Account Value is applied to an Annuity Option; or (c) when the Account Value is reduced to zero.

See Appendix C for examples of the standard death benefit.

General Death Benefit Provisions

If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70½ (which may be more or less than five years after the Annuitant's death).

The Death Benefit Amount is determined as of the end of the Business Day on which we receive both due proof of death and an acceptable election for the payment method. Where there are multiple Beneficiaries, the death benefit will be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. The Death Benefit Amount remains in the Contract until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. Any Death Benefit Amounts held in the Contract on behalf of the remaining Beneficiaries will remain in the existing Shield Options and/or the Fixed Account and are subject to fluctuation in value. This risk is borne by the Beneficiaries. There is no additional death benefit guarantee.

If the Beneficiary chooses to continue the Contract, any excess of the Death Benefit Amount over the Account Value will be allocated to the Fixed Account. If the Fixed Account is not available, any excess amount of the Death Benefit Amount over the Account Value will be allocated into the Shield Option with the lowest Cap Rate from the Shield Options available at the End of the Term, unless otherwise directed by the Beneficiary.

Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.

Generation-Skipping Transfer Tax

Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchase Payments by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity contract purchase.


YOUR RIGHT TO CANCEL (FREE LOOK)


If you change your mind about owning the Contract, you can cancel it within a certain time period after receiving it. This is known as a "Free Look." We ask that you submit your request to cancel in writing, signed by you, to us (e.g., the Annuity Service Office) or to the agent who sold it. When you cancel the Contract within this Free Look period, we will not assess a Withdrawal Charge. Unless otherwise required by state law, you will receive whatever your Contract is worth on the day that we receive your cancellation request. The amount you receive may be more or less than your Purchase Payment depending upon the Shield Options you allocated your Purchase Payment to during the Free Look period. This means that you bear the risk of any decline in the Account Value of your Contract during the Free Look period. We do not refund any charges or deductions assessed during the Free Look period. In certain states, we are required to give back your Purchase Payment if you decide to cancel your Contract during the Free Look period.


OWNERSHIP PROVISIONS


Owner. You, as the Owner, have all the interest and rights under the Contract. Subject to our administrative procedures, we may also permit ownership by a corporation (a type of non-natural person) or other legal entity.

These rights include the right to:

    (a) change the Beneficiary.

    (b) change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).

    (c) assign the Contract (subject to limitation).

    (d) change the Income Payment option before the Annuity Date.

    (e) exercise all other rights, benefits, options and privileges permitted by the Contract or us.

The Owner is as designated at the time the Contract is issued, unless changed. You may change the Owner at any time. Any change of Owner is subject to our underwriting requirements in effect at the time of the request. A change of Owner will automatically revoke any prior designation of the Owner.

Joint Owner. The Contract can be owned by Joint Owners, limited to natural persons. Either Joint Owner can exercise all rights under the Contract unless you inform us otherwise as indicated on the Contract Schedule or in a Notice to us. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary, unless you inform us otherwise. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated on the Contract Schedule or in a Notice to us.

Annuitant. The Annuitant is the natural person(s) on whose life we base Income Payments. The Annuitant is the person designated by you on the Issue Date. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is not a natural person. Any reference to Annuitant includes any joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Code. Any change of the Annuitant is subject to our underwriting requirements in effect at the time of the request.


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| BLIC SHIELD FOCUS | Donnelley Financial | PA8710AM007150 12.1.14 | LSW paboa0sw | 20-Apr-2017 10:26 EST | | 292712 APPB 1 | 3* |
| 333-216485 BLIC FOCU | START PAGE | | LNF | 06-Mar-2017 17:15 EST | COMP | PS PMT | 1C |

APPENDIX B

INDEX SUBSTITUTION INVESTMENT AMOUNT EXAMPLE

The following example illustrates how we would calculate your Investment Amount on a Term End Date when there is an Index substitution. We assume no withdrawals and a $100,000 Purchase Payment into a Shield Option with a 1-Year Term / Shield 10 / S&P 500® Index with a Cap Rate of 10%.

Initial Account Value:

Investment Amount at Term Start Date	$100,000
Term	1-Year
Initial Index	S&P 500® Index
S&P 500® Index Index Value on Term Start Date	1,400
Cap Rate	10%
Shield Rate	10%

On date of Index Substitution halfway through the Term:

Index substitution	
Number of days since Term Start Date	183
Index Value for S&P 500® Index	1,330
Index Performance for S&P 500® Index[1]	−5%
Substituted Index	Russell 2000® Index
Index Value for Russell 2000® Index on substitution date	1,250

Calculation of Investment Amount at Term End Date:

Index Value for Russell 2000® Index	1,375
Index Performance for S&P 500® Index[1]	−5%
Index Performance for Russell 2000® Index[2]	10%
Total Index Performance for the Term[3]	4.5%
Cap Rate	10%
Shield Rate	10%
Performance Rate[4]	4.5%
Performance Rate Adjustment[5]	$4,500
Investment Amount at Term End Date[6]	$104,500

_____

Notes to the tables above:

[1] Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Index substitution. Index Performance is calculated as follows:

(1330 [Index Value at date of substitution] — 1400 [Index Value at Term Start Date]) ÷ 1400 [Index Value at Term Start Date]) = −5%

BLNY SHIELD FOCUS	Donnelley Financial	PA8710AM007153 12.1.14	LSW thoms0sw	**21-Apr-2017 23:14 EST**	**275504 PRO 1**	5*
333-216486 BLNY FOCU			LNF	**06-Mar-2017 17:15 EST COMP**	PS PMT	1C

200FL=Nb2pf=K9@p

BRIGHTHOUSE SHIELD LEVEL 10℠ ANNUITY

Brighthouse Shield Level 10℠ Annuity is an individual single premium deferred index-linked separate account annuity contract (the "Contract") issued by Brighthouse Life Insurance Company of NY ("BLNY," "we" or "us").

This Contract is available for use in connection with Non-Qualified Plans, Traditional IRAs and Roth IRAs. This version of the Contract is only available in New York state.

BLNY is located at 285 Madison Avenue, New York, NY 10017. The telephone number is 1-800-343-8496. Brighthouse Securities, LLC, 11225 North Community House Road, Charlotte, NC 28277, is the principal underwriter and distributor of the Contracts.

The Risk Factors for this Contract appear on Page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or the adequacy of this prospectus. Any representation to the contrary is a criminal offense. Mutual funds, annuities and insurance products are not deposits of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the "FDIC") or any other government agency. You may lose money invested in the Contract.

The Contracts may be distributed through broker-dealers that have relationships with banks or other financial institutions or by employees of such banks. However, the Contracts are not deposits or obligations of, or guaranteed by such institutions or any Federal regulatory agency. Investment in the Contracts involves investment risks, including possible loss of principal.

The principal underwriter of the Contract is Brighthouse Securities, LLC. The offering of the Contract is intended to be continuous.

Prospectus dated May 15, 2017

SPECIAL TERMS

In this prospectus, the following capitalized terms have the indicated meanings:

Account Value. The total of the Fixed Account Value and the value of the Shield Option(s) under the Contract during the Accumulation Period.

Accrued Cap Rate. The portion of the Cap Rate that has accrued from the Term Start Date to any day within the Term. This is the maximum Index Performance that may be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is greater than zero. The Accrued Cap Rate is equal to the Cap Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term.

Accrued Shield Rate. The portion of the Shield Rate that has accrued from the Term Start Date to any day within the Term. This is the amount that will be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is less than zero. The Accrued Shield Rate is equal to the Shield Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term.

Accrued Step Rate. The portion of the Step Rate that has accrued from the Term Start Date to any day within the Term. This is the rate that will be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is equal to or greater than zero. The Accrued Step Rate is equal to the Step Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term.

Accumulation Period. The period prior to the Annuity Date.

Annuitant. The natural person(s) listed on the Contract Schedule on whose life Income Payments are based. Any reference to Annuitant will also include any Joint Annuitant under an Annuity Option.

Annuity Date. A date on which you choose to begin receiving Income Payments. If we agree, you may change the Annuity Date, subject to certain requirements. If you do not choose an Annuity Date, the Annuity Date will be the Annuity Date indicated on the Contract Schedule.

Annuity Service Office. The office indicated on the Contract Schedule to which notices and requests must be sent, or as otherwise changed by Notice from us.

BLNY ("we", "us", "our"). Brighthouse Life Insurance Company of NY.

Beneficiary. The person(s) or entity(ies) you name to receive a death benefit payable under the Contract upon the death of the Owner or a Joint Owner, or in certain circumstances, an Annuitant.

Brighthouse Securities. Brighthouse Securities, LLC.

Business Day. Our "business day" is generally any day the NYSE is open for regular trading. For purposes of administrative requests and transactions, a Business Day ends at 4:00 PM Eastern Standard Time. If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a Business Day.

Cap Rate. The maximum rate that may be credited at the Term End Date based on Index Performance. The Cap Rate may vary between Shield Options and is an annual rate.

Code. The Internal Revenue Code of 1986, as amended, and all related laws and regulations, which are in effect during the term of the Contract.

Contract. The legal agreement between you and BLNY. It contains relevant provisions of your deferred annuity.

Contract Anniversary. An anniversary of the Issue Date of the Contract.

Contract Schedule. The schedule attached to your Contract.

Contract Year. A one-year period starting on the Issue Date and on each Contract Anniversary thereafter.

Death Benefit Amount. The standard death benefit is the greater of the Account Value or your Purchase Payment (reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge)) determined as of the end of the Business Day on which we have received Notice of due proof of death and an acceptable election for the payment method.

Exchange Act. Securities Exchange Act of 1934, as amended.

FDIC. Federal Deposit Insurance Corporation.

FINRA. Financial Industry Regulatory Authority.

4

Fixed Account.   An account, if available, that consists of all of the assets under the Contract other than those in the Separate Account. You may allocate your Purchase Payment or transfer your Investment Amount to the Fixed Account. The Fixed Account is part of the General Account assets of BLNY.

Fixed Account Value.   The initial Fixed Account Value is the amount of your Purchase Payment initially allocated to the Fixed Account. Thereafter, the Fixed Account Value equals: (a) the initial Fixed Account Value or the Fixed Account Value on the most recent Contract Anniversary, including any transfers, whichever is applicable; plus (b) any interest credited by us; less (c) the amount of any withdrawals including any Withdrawal Charges; and less (d) any Premium or Other Taxes, if applicable.

Free Look.   If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it. This is known as a "Free Look." We ask that you submit your request to cancel in writing, signed by you, to us (e.g., the Annuity Service Office) or to the agent who sold it. When you cancel the Contract within this Free Look period, we will not assess a Withdrawal Charge. You will receive (i) whatever your Contract is worth on the day that we receive your cancellation request, plus (ii) the sum of all fees, taxes and charges deducted from the Purchase Payment during the Free Look period. The amount you receive may be more or less than your Purchase Payment depending upon the Shield Options you allocated your Purchase Payment to during the Free Look period. This means that you bear the risk of any decline in the Account Value of your Contract during the Free Look period.

Free Withdrawal Amount.   The Free Withdrawal Amount in the first Contract Year is zero. Thereafter, the Free Withdrawal Amount each Contract Year is equal to 10% of your Account Value as of the prior Contract Anniversary, less the total amount withdrawn from the Account Value in the current Contract Year. The Free Withdrawal Amount is non-cumulative and is not carried over to other Contract Years.

General Account.   Comprised of BLNY's assets, other than assets in any separate accounts it may maintain.

Good Order.   A request or transaction generally is considered in "Good Order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone) along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes to the extent applicable to the transaction: your completed application; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Shield Options, or the Fixed Account if applicable, affected by the requested transaction; the signatures of all Contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to purchase payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your sales representative before submitting the form or request.

Income Payments.   A series of payments made by us during the Income Period, which we guarantee as to dollar amount.

Income Period.   A period starting on the Annuity Date during which Income Payments are payable.

Index (Indices).   We currently offer Shield Options based on Securities Indices. In the future we may offer Shield Options based on other types of Indices. We may also add other indices for new Contracts at our discretion.

Index Performance.   The percentage change in the Index Value measured from the Term Start Date to any day, including the Term End Date, within the Term. Index Performance can be positive, zero or negative.

Index Value.   The Index Value of an Index, on a Business Day, is the published closing value of the Index on that Business Day. The Index Value on any day that is not a Business Day is the value as of the prior Business Day.

Interest Rate Term.   The length of time over which the current Fixed Account interest rate is guaranteed. No Interest Rate Term will extend beyond the Annuity Date. The minimum Interest Rate Term depends on the date your Contract is issued but will not be less than one (1) year.

Interest Rate Term End Date.   The Contract Anniversary on which an Interest Rate Term ends.

This adjustment can be positive, zero or negative. When the Performance Rate Adjustment is positive we may also refer to this adjustment as "earnings." When the Performance Rate Adjustment is negative we may also refer to this adjustment as "losses."

Premium Tax.   The amount of tax, if any, charged by the state or municipality. New York state does not currently assess Premium Taxes on Purchase Payments.

Purchase Payment.   The amount paid to us under the Contract as consideration for the benefits it provides.

Rate Crediting Type.   Either the Cap Rate or the Step Rate.

RMD.   Required Minimum Distribution.

SEC.   Securities and Exchange Commission.

Securities Indices.   Indices based on the performance of securities.

Separate Account.   The separate account is Brighthouse Separate Account SA II.

Shield 10.   The Contract provides downside protection through the Shield 10, which is a Shield Rate where negative Index Performance of up to 10% of your Investment Amount is absorbed by us at the Term End Date, which would leave you to absorb any remaining negative Index Performance of up to 90% of your Investment Amount.

Shield Rate.   The amount of any negative Index Performance that is absorbed by us at the Term End Date. Any negative Index Performance beyond the Shield Rate will reduce the Investment Amount associated with the Shield Option. The Shield Rate is an annual rate. We currently offer Shield 10.

Shield Option.   You may allocate your Purchase Payment or transfer your Investment Amount to one or more of the available Shield Options. Each Shield Option offered through this Contract has a Term of 1 year and the Shield 10 Shield Rate. For each Term, you select (i) which Securities Index you want the performance of your Contract to be based on and (ii) the Rate Crediting Type.

Step Rate.   The rate credited at the Term End Date if the Index Performance is equal to or greater than zero. The Step Rate may vary between Shield Options and is an annual rate.

Surrender.   A full withdrawal of your Account Value.

Term.   The Term is the number of years that the Shield Option is in effect. We currently offer Terms of 1 year. The Initial Term begins on the Issue Date.

Term End Date.   The Contract Anniversary on which a Shield Option ends.

Term Start Date.   The Contract Anniversary on which a Shield Option is established. The initial Term Start Date begins on the Issue Date, and thereafter, the Term Start Date will be each Contract Anniversary.

Transfer Period.   The five (5) calendar days following the Contract Anniversary coinciding with the Term End Date for each applicable Shield Option and/or the Interest Rate Term End Date for the Fixed Account, during the Accumulation Period.

Withdrawal Charge.   A charge applied to the percentage of the amount withdrawn from your Account Value in a Contract Year in excess of the Free Withdrawal Amount.



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BLNY SHIELD FOCUS	Donnelley Financial	PA8710AC608556 12.1.14	LSW moyer0sw	**22-Apr-2017 01:49 EST**		**275504 PRO 8**	5*
333-216486 BLNY FOCU	START PAGE		LNF	**06-Mar-2017 17:15 EST** COMP		PS PMT	1C

SUMMARY

The Brighthouse Shield Level 10SM Annuity is an individual single premium deferred index-linked separate account annuity contract (the "Contract") issued by BLNY, that provides for the potential accumulation of retirement savings. The Contract is intended for retirement or other long term investment purposes.

This version of the Contract is only available in New York state.

The Contract offers various Shield Options, which permit Owners to potentially receive interest equal to the percentage returns of certain Securities Indices, up to a Cap Rate or Step Rate, with a guarantee against negative returns—a guarantee we call a "Shield Rate." We currently offer Shield Options based on the Securities Indices. Each Shield Option has a Term of 1 year in length and the Shield 10 Shield Rate. For each Term, you select which Securities Index you want the performance of your Contract to be based on, and whether you want your Contract performance based on the Cap Rate or Step Rate. A Fixed Account that guarantees a fixed rate of interest may also be available. **Unless you allocate your Purchase Payment to the Fixed Account, you may lose money by investing in the Contract.**

The Cap Rate and Step Rate (each, a "Rate Crediting Type") are the two ways we offer that you can potentially receive interest based on the upside performance of an Index. The Cap Rate is the maximum rate that may be credited at the Term End Date based on Index Performance and the Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero.

You may withdraw a portion or all of your Account Value at any time until you commence receiving Income Payments, subject to an adjustment to the Investment Amounts. Depending on the performance of the Indices you choose, this adjustment may be substantial. Withdrawal Charges may also apply.

When you purchase the Contract, the death benefit will be the greater of your (i) Account Value or (ii) Purchase Payment, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge).

Like all annuity contracts the Contract offers a range of annuity options, which provide Income Payments for your lifetime.

See "SPECIAL TERMS" in this prospectus for more detailed explanations of the terms associated with the Shield Options.

The following chart describes the key features of the Contract. Please read this prospectus for more detailed information about the Contract.

Key Features of the Contract

Contract	Individual single premium deferred index-linked separate account annuity contract.
Purchase Payment	The minimum Purchase Payment: $25,000. Prior approval required for a Purchase Payment of less than $25,000 or $1,000,000 or more.
Owner and Annuitant Issue Ages	0-75
Contract Periods	The Contract has two periods: • The Accumulation Period, the period prior to the Annuity Date; and • The Income Period, which begins on the Annuity Date and during which Income Payments are provided.
Account Value	The total of the Fixed Account Value and the value of the Shield Option(s) under the Contract during the Accumulation Period.
Shield Option	Each Shield Option has an associated Term, Index, Shield Rate and Rate Crediting Type.
Term	1 year in length.
Index	The current Indices are as follows: • S&P 500® Index (Price Return Index); • Russell 2000® Index (Price Return Index); and • MSCI EAFE Index (Price Return Index).

| BLNY SHIELD FOCUS | Donnelley Financial | PA8710AM007153 12.1.14 | LSW thoms0sw | 21-Apr-2017 23:16 EST | | 275504 PRO 10 | 6* |
| 333-216486 BLNY FOCU | | | ☐ LNF | 06-Mar-2017 17:15 EST | COMP | PS PMT | 1C |

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| Your Right to Cancel | You may cancel the Contract within 10 days after receiving it by mailing or delivering the Contract to either us or the agent who sold it. This is known as a "Free Look." You will receive (i) whatever your Contract is worth, plus (ii) the sum of all fees, taxes and charges deducted from the Purchase Payment during the Free Look period, as of the effective date of the Free Look, on the Business Day we receive your Contract and we will not deduct a Withdrawal Charge. The amount you receive may be more or less than your Purchase Payment depending on the Shield Options you allocated your Purchase Payment to during the Free Look period. |

RISK FACTORS

The purchase of the Contract involves certain risks. You should carefully consider the following factors, in addition to the matters set forth elsewhere in the prospectus, prior to purchasing the Contract.

Risk of loss

There is a risk of substantial loss of your principal (unless you allocated your Purchase Payment to the Fixed Account) because you agree to absorb all losses that exceed the Shield Rate. This means that if a negative Index Performance for a Shield Option you select exceeds the Shield Rate at the Term End Date, you will bear the portion of the loss that exceeds the Shield Rate.

No ownership of the underlying securities

When you purchase the Contract and allocate your Purchase Payment to a Shield Option(s), you will not be investing in the Index for the Shield Options you select or in a mutual fund or exchange traded fund that tracks the Index for the Shield Options you select. Your Performance Rate Adjustment for a Shield Option is limited by a Cap Rate or Step Rate, which means your Investment Amount will be lower than if you had invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index and the performance is greater than your Cap Rate or Step Rate.

Withdrawal Charges

You may withdraw some or all of your money at any time prior to the Annuity Date; however, any applicable Withdrawal Charge is calculated as a percentage of the amount withdrawn. After the first Contract Year, the Contract provides for a limited free access to your money, called the Free Withdrawal Amount. If you withdraw an amount that is greater than the Free Withdrawal Amount for your Contract, you may be subject to a Withdrawal Charge which will reduce the amount that is payable to you. For example, assume you make a $100,000 Purchase Payment at Contract issue. If your Account Value is $80,000 in the beginning of the sixth (6th) Contract Year and you take a full withdrawal from your Contract, the Free Withdrawal Amount is $8,000 (10% of $80,000) and a Withdrawal Charge percentage of 3% is applied to the remaining amount. This is a 3% reduction of your Account Value, less the Free Withdrawal Amount ($72,000 = $80,000 − $8,000). The Withdrawal Charge would be $2,160 (3% of $72,000). This results in a cash value of $77,840 paid to you ($77,840 = $80,000 − $2,160). If you make a withdrawal before a Term End Date, a Performance Rate Adjustment, as of the date of the withdrawal, will apply. A Performance Rate Adjustment may result in a loss that is greater than the Accrued Shield Rate when Index Performance is negative on the date of the withdrawal. Performance Rate Adjustments, at the time of the withdrawal, may decrease the amount that is payable to you.

Effect of Withdrawals or Annuitization

The method we use in calculating your Interim Value may result in an amount that is less than the amount you would receive had you held the investment until the Term End Date. If you take a withdrawal when Index Performance is negative, your remaining Investment Amount may be significantly less than if you waited to take the withdrawal when Index Performance was positive.

• If you take a withdrawal, including RMDs, your Account Value will be reduced by the amount withdrawn proportionately from your Shield Options and Fixed Account unless you tell us from which options, in which you currently have any Account Value, where the withdrawal should be taken.

• If you make a withdrawal or Surrender your Contract prior to the Term End Date, we will pay the Interim Value, which may be less than if you held the Contract until all of your Shield Options reached their Term End Dates.

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SHIELD OPTIONS

The Brighthouse Shield Level 10^{SM} Annuity is not a variable annuity where your account value varies based on the investment performance of the underlying portfolios you choose, rather the Shield Options offer potential interest based upon index performance. This potential interest—the Performance Rate Adjustment—may be a positive or negative percentage or zero. You may allocate your Purchase Payment to one or more of the available Shield Options and the Fixed Account. Based upon the Index Performance of the Index associated with the Shield Option, a Performance Rate Adjustment will be applied to the Investment Amount in that Shield Option on any day during the Term that you make a withdrawal from the Shield Option, Surrender your Contract, annuitize your Contract, a Death Benefit is paid or the Term ends. Given that Index Performance may be positive, zero or negative, your Performance Rate Adjustment may be positive, zero or negative. It is possible for you to lose a portion of the Purchase Payment and any earnings invested in the Contract. The Performance Rate Adjustment is based on a certain amount of protection against decreases in an Index Value and a limitation on potential interest based on an Index Value. If you access amounts in the Shield Options before the Term End Date, we will instead calculate an Interim Value on each Business Day between the Term Start Date and the Term End Date. (See "Interim Value Calculation.")

You have the opportunity to allocate your Investment Amount to any of the Shield Options described below, subject to the requirements, limitations and procedures disclosed in the prospectus. We are not obligated to offer any one particular Shield Option and your selling firm may limit the Shield Options available through that firm when your Contract is issued. After the Contract is issued, there will always be at least one Shield Option available. Each Shield Option has (i) a Term of 1 year, (ii) an associated Index, (iii) the Shield 10 Shield Rate and (iv) the Rate Crediting Type you select.

The following chart lists the Shield Options (each of which is issued with a Cap Rate unless otherwise noted) currently available:

SHIELD OPTIONS	
TERM	INDEX
SHIELD 10 (up to 10% downside protection)	
1 Year	S&P 500® Index S&P 500® Index Step Rate Russell 2000® Index Russell 2000® Index Step Rate MSCI EAFE Index MSCI EAFE Index Step Rate

The Indices are described in more detail below, under the heading "Indices." For each new Shield Option we declare a new Cap Rate or a new Step Rate, as applicable, for each Term. The initial Cap Rate or Step Rate, as applicable, for each Shield Option is declared on the Issue Date. Thereafter the Cap Rate or Step Rate, as applicable, for each subsequent Shield Option is declared for each subsequent Term. See "Cap Rate" and "Step Rate".

A Shield Option will always be available; however, we reserve the right to change the duration of any new Shield Options, stop offering any of the Shield Options or suspend offering any of the Shield Options temporarily. We may also add Shield Options in the future.

TERM

The Term is the number of years that a Shield Option is in effect. For all Shield Options we currently offer Terms of 1 year. An initial Term begins on the Issue Date. A Term ends and a subsequent Term begins on each Contract Anniversary.

Term Start Date

Each Shield Option will have a Term Start Date, which is the Contract Anniversary on which a Shield Option is established. The initial Term Start Date begins on the Issue Date, and thereafter, the Term Start Date will be on each Contract Anniversary.

Term End Date

Each Shield Option will have a Term End Date, which is the Contract Anniversary on which a Shield Option ends. We will send you written Notice thirty (30) days in advance of the maturing Shield Options in which you are

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Index Value

The Index Value of an Index, on a Business Day, is the published closing value of the Index on that Business Day. The Index Value on any day that is not a Business Day is the value as of the prior Business Day. We will use consistent sources to obtain Index Values. If these sources are no longer available for specific indices, we will select an alternative published source(s) for these Index Values.

Index Performance

The Performance Rate of a Shield Option is based on the performance of an Index. Index Performance is the percentage change in an Index Value measured from the Term Start Date to any day, including the Term End Date, within the Term. The Index Performance can be positive, zero or negative.

SHIELD RATES

The Shield Rate is accrued from the Term Start Date to the Term End Date, and the full Shield Rate only applies if you hold the Shield Option until the Term End Date. The Shield Rate for each Shield Option is the amount of any negative Index Performance that is absorbed by us at the Term End Date. Any negative Index Performance beyond the Shield Rate will reduce the Investment Amount. **You should also keep in mind that if Index Performance is negative, the Performance Rate can never be greater than zero.**

We currently offer Shield 10 (up to 10% downside protection). For example, a -15% Index Performance with a 10% Shield Rate will result in a -5% Performance Rate.

RATE CREDITING TYPES

Cap Rate

The Cap Rate is the maximum rate that may be credited at the Term End Date based on Index Performance. For example, a 15% Index Performance with a 10% Cap Rate will result in a 10% Performance Rate; or, a 5% Index Performance with a 10% Cap Rate will result in a 5% Performance Rate. **The Cap Rate may vary between Shield Options and is an annual rate.** The Cap Rate is measured from the Term Start Date to the Term End Date, and the full Cap Rate only applies if you hold the Shield Option until the Term End Date. For renewals into the same Shield Option a new Cap Rate is declared for each subsequent Term, and such rate will not be less than the Minimum Guaranteed Cap Rate (2%). A thirty (30) day advance written Notice will be mailed to you indicating your maturing Shield Options and how you can obtain the new Cap Rates and Step Rates for the available Shield Options and the interest rate for the Fixed Account. At the Term End Date, the Investment Amount will automatically be renewed into the same Shield Option, with the new Cap Rate, unless you elect to transfer such amount into a different Shield Option(s) or the Fixed Account. See "TRANSFERS."

Step Rate

The Step Rate is the rate credited at the Term End Date if the Index Performance is equal to or greater than zero. For example, a 15% Index Performance with a 8% Step Rate will result in a 8% Performance Rate; or, a 5% Index Performance with a 8% Step Rate will result in a 8% Performance Rate. The Step Rate is measured from the Term Start Date to the Term End Date, and the full Step Rate only applies if you hold the Shield Option until the Term End Date. **The Step Rate may vary between Shield Options and is an annual rate.** For renewals into the same Shield Option a new Step Rate is declared for each subsequent Term, and such rate will not be less than Minimum Guaranteed Step Rate (1.5%). A thirty (30) day advance written Notice will be mailed to you indicating your maturing Shield Options and how you can obtain the new Step Rates and Cap Rates for the available Shield Options and the interest rate for the Fixed Account. At the Term End Date, the Investment Amount will automatically be renewed into the same Shield Option, with the new Step Rate, unless you elect to transfer such amount into a different Shield Option(s) or the Fixed Account. See "TRANSFERS."

In deciding whether to purchase a Shield Option with a Cap Rate or a Step Rate, you should consider that Step Rates are generally lower than Cap Rates. If Index Performance is equal to or greater than zero but less than the Step Rate, and you chose a Cap Rate for your Shield Option, your Performance Rate Adjustment will be lower than it otherwise would be had you chosen a Step Rate. Alternatively, if the Index Performance is positive and exceeds the Step Rate, and you chose a Step Rate for your Shield Option, your Performance Rate Adjustment will be lower than it would otherwise be had you chosen a Cap Rate. For example, if you chose a Shield Option with a 10% Cap Rate and there is a 15% Index Performance, your Performance Rate is 10%; however, if instead you were to choose a Shield

Example 3—Withdrawals (See "WITHDRAWAL PROVISIONS.")
Example 4—Transfers (See "TRANSFERS.")

These examples should not be considered a representation of past or future performance for any Shield Option. Actual performance may be greater or less than those shown in the examples. Similarly, the Index Values in the examples are not an estimate or guarantee of future Index Performance.

The rates for the Rate Crediting Types shown in the following examples are for illustrative purposes only and may not reflect actual declared rates.

Values are rounded for display purposes only.

Example 1—Calculating your Investment Amount on a Term End Date

Examples 1A and 1B are intended to show how the Investment Amount on a Term End Date is calculated. In both examples assume Owner 1 allocates her $50,000 Purchase Payment into a 1-Year Term / Shield 10 / S&P 500® Index and she allows her allocation to renew year to year for five years. In Example 1A she has selected the Shield 10 S&P 500® Index with a Cap Rate of 10%. In Example 1B she has selected the Shield 10 S&P 500® Index with a Step Rate of 8%. For purposes of both examples, assume no withdrawals are made during the five year example period, the Example 1A Cap Rate stays at 10% for all five years and the Example 1B Step Rate stays at 8% for all five years. If a withdrawal were made, a Withdrawal Charge during all 5 Contract Years as well as an Interim Value calculation may apply, and consequently the Investment Amount for the Term would be adjusted accordingly.

Example 1A—Shield Option with Cap Rate:

Owner 1 allocates her $50,000 Purchase Payment into a 1-Year Term / Shield 10 / S&P 500® Index with a Cap Rate of 10% and lets it renew year after year for five years. The following example illustrates how her initial $50,000 Purchase Payment could perform over a five-year period given fluctuating Index Values. For renewals into the same Shield Option a new Cap Rate would be declared and go into effect on the Contract Anniversary that coincides with the beginning of the new Shield Option.



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| BLNY SHIELD FOCUS | Donnelley Financial | LSWP64RS33 12.1.14 | LSW pf_rend | 24-Mar-2017 01:14 EST | | 275504 PRO 24 | 2* |
| 333-216486 BLNY FOCU | | ■ LNF | | 06-Mar-2017 17:15 EST | COMP | PS PMT | 1C |

(b) is the Withdrawal Charge, if any, and

(c) is the Premium and Other Taxes, if any.

Since the Withdrawal Amount will reduce the Investment Amount for each Shield Option by the percentage reduction in the Interim Value of such Shield Option (i.e., a proportionate reduction), a withdrawal when Index Performance is negative will cause a greater percentage reduction in the remaining Investment Amount relative to the percentage reduction for the same Withdrawal Amount when Index Performance is positive. For example, assume you make a $100,000 Purchase Payment at Contract issue and allocate the Purchase Payment equally to two Shield Options so that each starts with $50,000. This amount is the initial Investment Amount. Assume in 6 months Shield Option A has an Interim Value of $65,000 and Shield Option B has an Interim Value of $45,000. Assume at this time you decide to make a withdrawal of $20,000. If the withdrawal is taken completely from Shield Option A, the reduction in the Interim Value is 30.77% ($20,000 ÷ $65,000). The Investment Amount for Shield Option A would then be reduced to $34,615.38 ($50,000 x (1-30.77%)). The total Investment Amount is then $84,615.38 ($34,615.38 + $50,000). If the entire withdrawal is taken from Shield Option B, the reduction in the Interim Value is 44.44% ($20,000 ÷ $45,000). The Investment Amount for Shield Option B would be reduced to $27,777.78 ($50,000 x (1-44.44%)). The total Investment Amount is then $77,777.78 ($50,000 + $27,777.78).

The remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the Term until the Term End Date for that Shield Option. A partial withdrawal from a Shield Option does not affect the Cap Rate or Step Rate, as applicable, and the Shield Rate that will apply to the remaining Investment Amounts that are held in the Shield Option through the Term End Date.

After receipt of a Notice of withdrawal from you, we reserve the right to defer payment for a withdrawal for the period permitted by applicable law but not more than six (6) months for amounts in the Fixed Account.

We will pay interest on any delayed withdrawal payment paid ten (10) Business Days or later after receipt by us of any Notice to complete the transaction. Interest will be paid in accordance with the laws and regulations in effect in the state of New York.

Divorce. A withdrawal made pursuant to a divorce or separation agreement is subject to the same Withdrawal Charge provisions described in this section, if permissible under tax law. In addition, the withdrawal will reduce the Account Value and the death benefit. The withdrawal could have a significant negative impact on the death benefit.

Withdrawal Charge

We impose a Withdrawal Charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Period, you can make a partial or complete withdrawal from your Contract.

The Withdrawal Charge is the percentage of the amount withdrawn from the Account Value in a Contract Year in excess of the Free Withdrawal Amount.

The Withdrawal Charge is calculated at the time of each withdrawal in accordance with the following:

Number of Complete Contract Years since Issue Date	Withdrawal Charge percentage
0	7%
1	7%
2	6%
3	5%
4	4%
5	3%
6 or more	0%

Note: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.

When No Withdrawal Charge Applies

In some cases we will not charge you the Withdrawal Charge when you make a withdrawal. We may, however, ask you to prove that you meet any of the following conditions:

(i) Maturity of the Contract;

(ii) Payment of the death benefit;

| BLNY SHIELD FOCUS | Donnelley Financial | PA8710AM003830 12.1.14 | LSW herrc0sw | 20-Apr-2017 11:03 EST | | 275504 PRO 25 | 3* |
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(iii) Application of your Account Value to an Annuity Option;

(iv) If the withdrawal is to avoid required Federal income tax penalties or to satisfy Federal income tax rules concerning minimum distribution requirements that apply to your Contract, except for RMDs on a decedent Roth IRA. For purposes of this exception, we assume that the Contract is the only contract or funding vehicle from which distributions are required to be taken and we will ignore all other Account Values;

(v) If you properly "recharacterize" as permitted under Federal tax law your Traditional IRA Contract or Roth IRA Contract issued by us;

(vi) If we agree in writing that none will apply. For example, if you transfer your Account Value to another approved annuity contract issued by us or one of our affiliates;

(vii) Withdrawals pursuant to either the Nursing Home Exception or the Terminal Illness Exception (see below); or

(viii) Withdrawals up to the Free Withdrawal Amount.

Nursing Home Exception/Terminal Illness Exception. After the first Contract Year, a Withdrawal Charge which would otherwise apply to a withdrawal will be waived, if you, or your Joint Owner:

- (Nursing Home Exception) Has been a resident of certain nursing home facilities or a hospital for a minimum of 90 consecutive days or for a minimum total of 90 days where there is no more than a 6-month break in that residency and the residencies are for related causes, where you have exercised this right no later than 90 days after exiting the nursing home facility or hospital. The confinement must be prescribed by a physician and be medically necessary; or

- (Terminal Illness Exception) Is diagnosed with a terminal illness and not expected to live more than 12 months (a physician certifies to your illness and life expectancy) and you were not diagnosed with the terminal illness as of the date we issued your Contract.

These Contract features are available regardless of your age on the Contract Issue Date and terminate on the Annuity Date. These Contract features are free of charge. Additional conditions and requirements apply and are specified in the rider(s) that are part of your Contract.

Free Withdrawal Amount. After the first Contract Year, you may withdraw a portion of your Account Value free from any Withdrawal Charge. The Free Withdrawal Amount each Contract Year is equal to 10% of your Account Value as of the prior Contract Anniversary, less the total amount withdrawn from the Account Value in the current Contract Year. The Free Withdrawal Amount is non-cumulative and is not carried over to other Contract Years.

Example 3—Withdrawals

Examples 3A and 3B are intended to show how withdrawals work. In both examples assume that Owner 1 allocates her $50,000 Purchase Payment to the 1-Year Term / Shield 10 / S&P 500® Index with a Cap Rate of 10%. Example 3A will illustrate a withdrawal when Index Performance is positive and assumes no Withdrawal Charge applies due to a Withdrawal Charge waiver. Example 3B will illustrate a withdrawal when Index Performance is negative and a 7% Withdrawal Charge is applied. In both examples, Owner 1 takes only one $20,000 withdrawal exactly halfway through the Term. The remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the Term until the Term End Date for that Shield Option (assuming no additional withdrawals).

_____

Notes to the table above:

(1) The Investment Amount at Term End Date is reallocated so that 50% is renewed in the same Shield Option and 50% is allocated to a new Shield Option.

DEATH BENEFITS

If you die during the Accumulation Period, we will pay a death benefit to your Beneficiary (or Beneficiaries). The standard death benefit for your Contract is described below.

We will require both due proof of death and an acceptable election for the payment method before any death benefit is paid. Our obligations are subject to all payments made and actions taken by us before our receipt of Notice of due proof of death. (See "General Death Benefit Provisions" below.)

Standard Death Benefit

The death benefit will be the greater of:

(1) your Account Value; or

(2) your Purchase Payment, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge).

If a non-natural person owns the Contract, then the Annuitant will be deemed to be the Owner for purposes of determining the Death Benefit Amount. If Joint Owners are named, the age of the oldest Joint Owner will be used to determine the Death Benefit Amount.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the Death Benefit Amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge) made after such date."

In the event that a Beneficiary who is the spouse of the Owner elects to continue the Contract in his or her name after the Owner dies, the Death Benefit Amount will be determined in accordance with (1) or (2) above.

The Death Benefit Amount cannot be withdrawn as a lump sum prior to the death of the Owner (or Annuitant where the Owner is a non-natural person).

The current Death Benefit Amount will appear on any reports that are sent to you.

The death benefit terminates (a) upon termination of the Contract; (b) when the entire Account Value is applied to an Annuity Option; or (c) when the Account Value is reduced to zero.

See Appendix C for examples of the standard death benefit.

General Death Benefit Provisions

If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70½ (which may be more or less than five years after the Annuitant's death).

The Death Benefit Amount is determined as of the end of the Business Day on which we receive both due proof of death and an acceptable election for the payment method. Where there are multiple Beneficiaries, the death benefit will be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. The Death Benefit Amount remains in the Contract until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. Any Death Benefit Amounts held in the Contract on behalf of the remaining Beneficiaries will remain in the existing Shield Options and/or the Fixed Account and are subject to fluctuation in value. This risk is borne by the Beneficiaries. There is no additional death benefit guarantee.

If the Beneficiary chooses to continue the Contract, any excess of the Death Benefit Amount over the Account Value will be allocated to the Fixed Account, regardless of whether the Fixed Account is not otherwise currently available to you for allocation. If at the time such excess Death Benefit Amount is allocated to the Fixed Account and either (a) the Fixed Account is not available or (b) the Fixed Account transfer and allocation restrictions are in effect, such amount will remain in the Fixed Account until the next Contract Anniversary when it (excluding earned

| BLNY SHIELD FOCUS | Donnelley Financial | PA8710AC608561 12.1.14 | LSW willp0sw | 21-Apr-2017 16:53 EST | | 275504 PRO 42 | 5* |
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Generation-Skipping Transfer Tax

Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchase Payments by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity contract purchase.

YOUR RIGHT TO CANCEL (FREE LOOK)

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it by mailing or delivering the Contract to either us or the agent who sold it. This is known as a "Free Look." We ask that you submit your request to cancel in writing, signed by you, to us (e.g., the Annuity Service Office) or to the agent who sold it. When you cancel the Contract within this Free Look period, we will not assess a Withdrawal Charge. You will receive (i) whatever your Contract is worth, plus (ii) the sum of all fees, taxes and charges deducted from the Purchase Payment during the Free Look period, as of the effective date of the Free Look, on the Business Day we receive your Contract. The amount you receive may be more or less than your Purchase Payment depending upon the Shield Options you allocated your Purchase Payment to during the Free Look period. This means that you bear the risk of any decline in the Account Value of your Contract during the Free Look period.

OWNERSHIP PROVISIONS

Owner.   You, as the Owner, have all the interest and rights under the Contract. Subject to our administrative procedures, we may also permit ownership by a corporation (a type of non-natural person) or other legal entity.

These rights include the right to:

(a) change the Beneficiary.

(b) change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).

(c) assign the Contract (subject to limitation).

(d) change the Income Payment option before the Annuity Date.

(e) exercise all other rights, benefits, options and privileges permitted by the Contract or us.

The Owner is named at the time the Contract is issued, unless changed. You may change the Owner at any time. Any change of Owner is subject to the laws, rules or regulations in effect at the time of the request. A change of Owner will automatically revoke any prior named Owner.

Joint Owner.   The Contract can be owned by Joint Owners, both of whom must be natural persons. Either Joint Owner can exercise all rights under the Contract unless you inform us otherwise or in a Notice to us. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary, unless you inform us otherwise. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated on the Contract Schedule or in a Notice to us.

Annuitant.   The Annuitant is the natural person(s) on whose life we base Income Payments. The Annuitant is the person designated by you on the Issue Date. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is a non-natural person. Any reference to Annuitant includes any joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Code. Any change of the Annuitant is subject to the specified maximum age in effect at the time of the request.

Beneficiary.   The person(s) or entity(ies) you name to receive a death benefit payable under the Contract upon the death of the Owner or a Joint Owner, or in certain circumstances, an Annuitant. The Beneficiary is named

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MISSTATEMENT

We may require proof of the age or sex (where permitted) of the Annuitant, Owner and/or the Beneficiary before making any payments under the Contract that are measured by the Annuitant's, Owner's or Beneficiary's life. If the age or sex of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age and sex.

INFORMATION INCORPORATED BY REFERENCE

Under the Securities Act of 1933, BLNY has filed with the SEC a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and reference is hereby made to such Registration Statement and exhibits for further information relating to BLNY and the Contracts.

BLNY's (formerly known as First MetLife Investors Insurance Company) annual report on Form 10-K was filed with the SEC on March 27, 2017 via Edgar File No. 000-55705. The Form 10-K contains information for the period ended December 31, 2016, about BLNY, including audited financial statements for BLNY's latest fiscal year. The Form 10-K is incorporated by reference into this prospectus. In addition, all documents subsequently filed by BLNY pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") prior to the termination of the offering, will also be incorporated by reference into this prospectus. We are not incorporating by reference any documents or information deemed to have been furnished instead of filed under SEC rules, such as current reports on Form 8-K furnished under Item 2.02 or Item 7.01.

If requested, BLNY will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct your requests to BLNY at, 285 Madison Avenue, New York, NY 10017. The telephone number is 1-800-343-8496. You may also access the incorporated reports and other documents at www.brighthousefinancial.com.

BLNY files periodic reports as required under the Exchange Act (including Form 10-K, 10-Q and 8-K). You may read and copy any materials that BLNY files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Pursuant to applicable provisions of BLNY's by-laws or internal corporate policies adopted by BLNY or its ultimate parent, the directors, officers and other controlling persons of BLNY and of BLNY's affiliate and principal underwriter, Brighthouse Securities, who are made or threatened to be made a party to an action or proceeding, may be eligible to obtain indemnification against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred as a result of such action or proceeding. Under the principal underwriting agreement between BLNY and Brighthouse Securities, the parties have agreed to indemnify each other against certain liabilities and expenses from legal proceedings arising out of Brighthouse Securities' distribution of the Contracts.

APPENDIX B

INDEX SUBSTITUTION INVESTMENT AMOUNT EXAMPLE

The following example illustrates how we would calculate your Investment Amount on a Term End Date when there is an Index substitution. We assume no withdrawals and a $100,000 Purchase Payment into a Shield Option with a 1-Year Term / Shield 10 / S&P 500® Index with a Cap Rate of 10%.

Initial Account Value:

Investment Amount at Term Start Date	$100,000
Term	1-Year
Initial Index	S&P 500® Index
S&P 500® Index Index Value on Term Start Date	1,400
Cap Rate	10%
Shield Rate	10%

On date of Index Substitution halfway through the Term:

Index substitution	
Number of days since Term Start Date	183
Index Value for S&P 500® Index	1,330
Index Performance for S&P 500® Index[1]	−5%
Substituted Index	Russell 2000® Index
Index Value for Russell 2000® Index on substitution date	1,250

Calculation of Investment Amount at Term End Date:

Index Value for Russell 2000® Index	1,375
Index Performance for S&P 500® Index[1]	−5%
Index Performance for Russell 2000® Index[2]	10%
Total Index Performance for the Term[3]	4.5%
Cap Rate	10%
Shield Rate	10%
Performance Rate[4]	4.5%
Performance Rate Adjustment[5]	$4,500
Investment Amount at Term End Date[6]	$104,500

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Notes to the tables above:

[1]   Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Index substitution. Index Performance is calculated as follows:

(1330 [Index Value at date of substitution] — 1400 [Index Value at Term Start Date]) ÷ 1400 [Index Value at Term Start Date]) = −5%

[2]   Index Performance is equal to the percentage change in the Index Value measured from the date of the Index substitution to the Term End Date. Index Performance is calculated as follows:

(1375 [Index Value at Term End Date] — 1250 [Index Value at date of the substitution]) ÷ 1250 [Index Value at date of substitution]) = 10%